SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                FORM 12b-25
                         NOTIFICATION OF LATE FILING
                           SEC File No:  000-27852

(Check One):
X Form 10-K and Form 10-KSB _ Form 20-F _ Form 11-K _ Form 10-Q and Form 10-QSB _ Form N-SAR
For Period Ended: December 31, 1999

    _   Transition Report on Form 10-K
    _   Transition Report on Form 20-F
    _   Transition Report on Form 11-K
    _   Transition Report on Form 10-Q
    _   Transition Report on Form N-SAR
For the Transition Period Ended:

_______________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________

Part I - Registrant Information
_______________________________________________________________________________

    Full Name of Registrant:  Platinum Entertainment, Inc.

    Former Name if Applicable


    Address of Principal Executive Office (Street and Number)

    2001 Butterfield Road, Downers Grove, Illinois  60515

_______________________________________________________________________________
Part II - Rules 12b-25(b) and (c)
_______________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X    (b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

__   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

_______________________________________________________________________________
Part III - Narrative
_______________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

    See Part III Narrative attached hereto.
                                              (Attach Extra Sheets if Needed)
_______________________________________________________________________________

Part IV - Other Information
_______________________________________________________________________________

    (1) Name and telephone number of person to contact in regard to this notification

        (Name)          (Area Code)   (Telephone Number)
        Mike Mitchell      (630)           769-0033

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            X Yes    __ No


    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            X Yes    __ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Potential changes in the Registrant's results of operations are described in the Part III Narrative attached hereto.

                (Name of Registrant as specified in charter)
                        Platinum Entertainment, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2000				By:_/s/ STEVEN DEVICK
                                            Steven Devick
                                            Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                        PLATINUM ENTERTAINMENT, INC.

            Form 12b-25 With Respect to the Annual Report on Form 10-K for Year Ended December 31, 1999


                        PART III - NARRATIVE

As a result of recent reductions in accounting and other staff, the Company is unable to file its annual report on Form 10-K for the year ended December 31, 1999 ("10-K") by March 30, 2000, without unreasonable effort or expense. In October 1999, the Company consolidated its facilities and moved certain operations from Downers Grove, Illinois to Alpharetta, Georgia. As a result of the move, a number of employees involved in the accounting and returns processing areas left the Company. Because of reduced staffing, the Company was delayed in completing its preparations for the 1999 audit, and the audited financial statements for 1999 are not yet complete. The earnings statement to be included in the 10-K is expected to reflect decreased revenues and an increased net loss as compared to 1998 due, in part, to termination of a distribution agreement, disruptions associated with the consolidation of facilities and the Company's lack of liquidity.